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                               July 13, 2020

       Andrew O   Brien
       President and Chief Executive Officer
       Trean Insurance Group, Inc.
       150 Lake Street West
       Wayzata, MN 55391

                                                        Re: Trean Insurance
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 9, 2020
                                                            File No. 333-239291

       Dear Mr. O   Brien:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Our amended and restated certificate of incorporation provides , page 35

   1. Please revise this risk factor and your disclosure on page 120 to reconcile and clarify the scope of your exclusive
forum provision and whether it applies to claims under the federal securities laws. We
note that the forum selection provision in Article FOURTEENTH of
                                                        Exhibit 3.1 appears to
conflict with the provision in Section 9.1 of Exhibit 3.2. To the extent the provision
applies to actions arising under the Securities Act, state that investors cannot waive compliance
with the federal securities laws..

                                                        You may contact Michael
Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
 Andrew O   Brien
Trean Insurance Group, Inc.
July 13, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                       Sincerely,
FirstName LastNameAndrew O   Brien
                                                       Division of Corporation
Finance
Comapany NameTrean Insurance Group, Inc.
                                                       Office of Finance
July 13, 2020 Page 2
cc:       Dwight Yoo
FirstName LastName